Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: IM Cannabis Corp. (the “Issuer” or “IMC”).

Trading Symbol: IMCC

Number of Outstanding Listed Securities as of 31/1/2022:

68,221,776 Common Shares

Date: February 7, 2022

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

•	On January 13, 2022, the Issuer announced the following changes to its management team:

o	Yael Harrosh, previously the Issuer’s General Counsel, Business Director and Corporate Secretary, was promoted to global Chief Legal and Operations Officer, effective immediately

o
Rinat Efrima was appointed the new Chief Executive Officer of IMC Holdings Ltd. (“IMC Holdings”), the Issuer’s wholly-owned Israeli subsidiary. Ms. Efrima will join IMC Holdings in the first quarter of 2022.

o
Howard Steinberg was appointed Chief Executive Officer of the following wholly-owned Canadian subsidiaries of the Issuer: MYM Nutraceuticals Inc. (“MYM”), Highland Grow Inc. (“Highland”) and Sublime Culture Inc., effective December 2021.

o	Karl Grywacheski was appointed Chief Financial Officer of Highland, effective December 2021.

o	Jeffrey Bennett resigned as a director of the Issuer’s subsidiary, Trichome Retail Corp. (“TRC”).

Ms. Harrosh, Ms. Efrima and Mr. Steinberg will report to Oren Shuster, who remains the Chief Executive Officer and a Director of the Issuer.

•
On January 19, 2022, further to the Issuer’s press release dated November 29, 2021, the Issuer announced that Focus Medical Herbs Ltd. (“Focus Medical”) completed the importation of approximately 399 kilograms of premium indoor-grown Canadian dried cannabis  from Trichome JWC Acquisition Corp. (“TJAC”), the Issuer’s wholly-owned Canadian cultivation subsidiary, and an additional supply partner. The launch of this product in the Israeli medical cannabis market by Focus Medical is expected by the end of the first quarter of 2022. The Issuer expects Focus Medical to import additional quantities of premium dried cannabis from TJAC, and its supply partners in Canada and elsewhere, on a consistent basis going forward. As disclosed on November 29, 2021, the imported medical cannabis from TJAC will be sold to licensed Israeli medical cannabis patients under the WAGNERS brand, the Issuer’s popular Canadian recreational brand.

2.	Provide a general overview and discussion of the activities of management.

Management of the Issuer (“Management”) is focused on continuing the Issuer’s growth in all three markets in which it currently operates: Israel, Germany and Canada. Following the successful completion of the acquisition of Trichome Financial Corp. (“Trichome”) and MYM on March 18, 2021 and July 9, 2021, respectively, Management is focused on integrating and managing its Canadian assets in Canada and maximizing company-wide revenue and margins. Management is also focused on identifying new strategic investments and growth opportunities in Israel and Europe, including, but not limited to, entering the distribution and retail segments in Israel, and securing additional supply, distribution and sale agreements in Germany through Adjupharm GmbH (“Adjupharm”) and in Israel through Focus Medical.

3.
Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

Not Applicable.

4.
Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable.

5.
Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

The commercial lease for the licensed facility of the Issuer’s subsidiary, Sublime Culture Inc., in Laval, Quebec, that was set to expire on February 28, 2022 was extended for an additional five year term expiring on February 28, 2027.

6.
Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

Not Applicable.

7.
Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

Not Applicable.

8.	Describe the acquisition of new customers or loss of customers.

Not Applicable.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

Please see section 1 above regarding the expected lunch of the WAGNERS brand in Israel by the end of the first quarter of 2022.

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

In January 2022, the following employees resigned from TJAC: (1) the Head of Supply Chain and (2) a Grower.

In January 2022, TJAC hired the following employees: (1) a Grower; (2) two Sales Representatives; (3) four Production Tech employees; (4) three Trimmers; (5) a Facilities Tech employee; (6) a Field Sales Representative (Part Time employment); (7) an IT Specialist (8) a People & Culture Admin employee.

In January 2022, the Business Development Manager resigned from IMC Holdings.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

Not Applicable.

12.
Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

On November 19, 2021, Adjupharm filed a Statement of Claim (the “Claim”) to the District Court of Stuttgart (the “Court”) against Stroakmont & Atton Trading GmbH (“Stroakmont & Atton”), its shareholders and managing directors regarding a debt owed by Stroakmont & Atton to Adjupharm in an amount of approximately €947,563 for COVID-19 test kits purchased by Stroakmont & Atton from Adjupharm in May 2021. The Claim was accepted on December 2, 2021 by the Court. In January 2022, Stroakmont & Atton filed its Statement of Defence to the Court. Adjupharm has until February 22, 2022 to file its response to Stroakmont & Atton’s Statement of Defence. The court hearing is scheduled for May 27, 2022.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Not Applicable.

14.	Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Common Shares	3,882	Exercise of stock options	$6,211.20 to be used for working capital.
(1)          State aggregate proceeds and intended allocation of proceeds.

15.	Provide details of any loans to or by Related Persons.

Not Applicable.

16.	Provide details of any changes in directors, officers or committee members.

In January 2022,

•	Yael Harrosh, previously the Issuer’s General Counsel, Business Director and Corporate Secretary, has been promoted to global Chief Legal and Operations Officer of the Issuer.

•	Rinat Efrima was appointed as the Chief Executive Officer of IMC Holdings, the Issuer’s wholly-owned Israeli subsidiary. Ms. Efrima will join IMC Holdings in the first quarter of 2022.

•	Jeffrey Bennett resigned as a director of the Issuer’s subsidiary, TRC. TRC’s two remaining directors, Michael Ruscetta and Daniel Cohen continue to serve as TRC’s board members.

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

The current global uncertainty with respect to the spread of COVID-19, the rapidly evolving nature of the pandemic and local and international developments related thereto and its effect on the broader global economy and capital markets may impact the Issuer’s business in the coming months.

The Issuer has taken proactive measures to protect the health and safety of its employees in order to continue delivering high quality medical cannabis products to its patients and to maintain its financial health. The Issuer has postponed planned investments in certain jurisdictions until global economic risks subside, but it continues to focus on its acquisition strategy in Canada and Europe. The Issuer also continues to develop the IMC brand by increasing physician awareness and engagement to drive sales of IMC-branded medical cannabis products in Germany and by seeking new supply and sales agreements in Israel.

While the precise impact of the COVID-19 outbreak on the Issuer remains unknown, the rapid spread of COVID-19 and declaration of the outbreak as a global pandemic have resulted in travel advisories and restrictions, certain restrictions on business operations, social distancing precautions and restrictions on group gatherings which could have negative impact on businesses around the world, including the cannabis markets in which the Issuer and its subsidiaries and related companies operate. Such implications may also affect Trichome’s debtors, including their respective abilities to repay their obligations. The spread of COVID-19 may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets. These disruptions could cause interruptions in supplies and other services from third parties upon which the Issuer relies; decrease demand for products; and cause staff shortages, reduced customer traffic, and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Issuer, its subsidiaries and Focus Medical.

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there were no material information concerning the Issuer which has not been publicly disclosed.

3.
The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: February 7, 2022

Oren Shuster
Name of Director or Senior Officer

“Oren Shuster”
Signature

Chief Executive Officer
Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End January 2022	Date of Report YY/MM/D 2022/02/07
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. +972 546687515
Contact Name Yael Harrosh	Contact Position Global Chief Legal and Operations Officer	Contact Telephone No. +972 546687515
Contact Email Address yael.h@imcannabis.com	Web Site Address http://www.imcannabis.com/